Exceed Company Ltd.
Suite 8, 20/F, One International Finance Centre
1 Harbour View Street, Central, Hong Kong.
T: +852 3669 8105

September 29, 2010

VIA EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010
File No. 1-33799

Dear Mr. Reynolds:

The purpose of this letter is to inform you that we expect to respond to your comment letter dated September 15, 2010 on or before October 13, 2010.

* * * * *

As requested in your letter dated September 15, 2010, we confirm the following:

•	Exceed Company Ltd. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filings; and

•	Exceed Company Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  Please direct any further comments or requests for additional information to my attention at +852 3669 8105.

Sincerely,
Exceed Company Ltd.

/s/ Lin Shuipan

Lin Shuipan
Chairman and Chief Executive Officer

CC:         Virginia Tam, Jones Day